UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

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Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2013 of the Company.

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CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2013

	March 31,	September 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,669,380	272,775
Accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB14,112; September 30, 2013: RMB16,082)	73,076	80,559	13,163
Inventories	10,265	16,832	2,751
Prepaid expenses and other receivables	11,602	14,844	2,425
Debt issuance costs	3,678	3,606	589
Deferred tax assets	5,454	5,985	978
Total current assets	1,598,174	1,791,206	292,681
Property, plant and equipment, net	468,272	520,169	84,995
Non-current prepayments	212,633	208,188	34,018
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB36,361; September 30, 2013: RMB38,346)	249,370	236,064	38,572
Inventories	39,730	42,933	7,015
Intangible assets, net	125,170	122,860	20,075
Available-for-sale equity securities	88,404	169,699	27,729
Other investment	189,129	189,129	30,903
Debt issuance costs	11,667	9,630	1,574
Deferred tax assets	3,727	1,114	182
Total assets	2,986,276	3,290,992	537,744

LIABILITIES
Current liabilities
Bank loan	50,000	60,000	9,804
Accounts payable	9,890	8,779	1,434
Accrued expenses and other payables	84,006	64,942	10,611
Deferred revenue	172,328	181,428	29,645
Amounts due to related parties	11,241	720	118
Income tax payable	4,983	2,206	360
Deferred tax liabilities	-	1,300	212
Total current liabilities	332,448	319,375	52,184
Convertible notes	751,781	754,807	123,334
Non-current deferred revenue	530,258	665,226	108,697
Other non-current liabilities	107,158	133,954	21,888
Deferred tax liabilities	23,168	24,938	4,075
Total liabilities	1,744,813	1,898,300	310,178

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CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2013 - (continued)

	March 31,	September 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and
September 30, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,429
Treasury stock, at cost
(March 31, 2013 and September 30, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(460)
Accumulated other comprehensive income	18,256	111,408	18,204
Retained earnings	423,420	481,230	78,633
Total equity attributable to China Cord Blood Corporation	1,237,132	1,388,094	226,814
Non-controlling interests	4,331	4,598	752
Total equity	1,241,463	1,392,692	227,566
Total liabilities and equity	2,986,276	3,290,992	537,744

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CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2012 and 2013

	Three months ended September 30,			Six months ended September 30,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	128,462	141,635	23,143	243,792	270,356	44,176
Direct costs	(27,057)	(27,360)	(4,471)	(51,446)	(51,852)	(8,473)
Gross profit	101,405	114,275	18,672	192,346	218,504	35,703
Operating expenses
Research and development	(1,860)	(2,310)	(377)	(4,123)	(4,833)	(790)
Sales and marketing	(23,517)	(27,633)	(4,515)	(42,737)	(56,057)	(9,160)
General and administrative	(28,984)	(28,042)	(4,582)	(54,044)	(55,444)	(9,059)
Total operating expenses	(54,361)	(57,985)	(9,474)	(100,904)	(116,334)	(19,009)
Operating income	47,044	56,290	9,198	91,442	102,170	16,694
Other expense, net
Interest income	3,859	4,312	705	7,188	8,494	1,388
Interest expense	(14,089)	(16,461)	(2,690)	(24,265)	(31,219)	(5,101)
Exchange gain/(loss)	41	69	11	51	(55)	(9)
Dividend income	-	-	-	2,420	8,722	1,425
Others	(1,002)	514	84	(766)	1,044	171
Total other expense, net	(11,191)	(11,566)	(1,890)	(15,372)	(13,014)	(2,126)
Income before income tax	35,853	44,724	7,308	76,070	89,156	14,568
Income tax expense	(8,466)	(19,706)	(3,220)	(14,801)	(31,079)	(5,078)
Net income	27,387	25,018	4,088	61,269	58,077	9,490
Net income attributable to non-controlling interests	(2,692)	(114)	(19)	(5,481)	(267)	(44)
Net income attributable to China Cord Blood Corporation’s shareholders	24,695	24,904	4,069	55,788	57,810	9,446

Net income per share:
Attributable to ordinary shares
- Basic	0.34	0.33	0.05	0.75	0.73	0.12
- Diluted	0.34	0.33	0.05	0.75	0.73	0.12

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(1,007)	2,789	456	(2,424)	9,594	1,568
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	2,624	59,220	9,676	(19,950)	83,558	13,653
Comprehensive income	29,004	87,027	14,220	38,895	151,229	24,711

Comprehensive income attributable to non-controlling interests	(2,672)	(114)	(19)	(5,459)	(267)	(44)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	26,332	86,913	14,201	33,436	150,962	24,667

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Other Events

On November 14, 2013, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2013. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated November 14, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION
By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 14, 2013

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